September 22, 2025

Andrej Jonovic
Chief Executive Officer
XBP Global Holdings, Inc.
6641 N. Belt Line Road, Suite 100
Irving, TX 75061

       Re: XBP Global Holdings, Inc.
           Registration Statement on Form S-3
           Filed September 12, 2025
           File No. 333-290237
Dear Andrej Jonovic:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Erik Mengwall